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                            February 7, 2023

       Beth E. Berg
       Partner
       Sidley Austin LLP
       One South Dearborn
       Chicago, Illinois 60603

                                                        Re: Avantax, Inc.
                                                            Schedule TO-I/A
                                                            Filed February 3,
2023
                                                            File No. 005-55807

       Dear Beth E. Berg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used here have the same meaning as in your tender offer materials.

       Amended Schedule TO-I filed February 3, 2023

       Cautionary Note Regarding Forward-Looking Statements, page 10

   1. We note your response to comment 1 and reissue. The revised disclosure continues to imply that
forward-looking statements are subject to the protections of Section 27(A) of the Securities Act and
Section 21(E) of the Exchange Act. Please delete the reference to the PSLRA to remove
this implication. See Section 27A(b)(2)(c) of the Exchange Act and Section
21E(b)(2)(c) of the Securities and Exchange Act. See also, Question 117.05 of the Going Private
Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3
                                                        Compliance and
Disclosure Interpretations (January 26, 2009) available at www.sec.gov.
       Source and Amount of Funds, page 28

   2.                                                   We note your response
to comment 3 and reissue. Please disclose the plans or
                                                        arrangements to repay
the funds used under the Delayed Draw Term Loan Facility to
 Beth E. Berg
Sidley Austin LLP
February 7, 2023
Page 2
         purchase tendered shares, or if no plans or arrangements have been made, please state.
         See Item 7 of Schedule TO and Item 1007(d)(2) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk (202)
551-3263.



FirstName LastNameBeth E. Berg                                Sincerely,
Comapany NameSidley Austin LLP
                                                              Division of
Corporation Finance
February 7, 2023 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName